Global Payments Inc.
3550 Lenox Road
Atlanta, Georgia 30326

www.globalpay.com

November 4, 2019

Via EDGAR

William H. Thompson
Accounting Branch Chief Officer of Consumer Products
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re:	Global Payments Inc.
Form 10-K for the fiscal year ended December 31, 2018
Filed February 21, 2019
Form 8-K filed July 30, 2019
File No. 1-16111

Dear Mr. Thompson:
This letter sets forth the response of Global Payments Inc. (the "Company") to the comment provided by the staff of the U.S. Securities and Exchange Commission (the "Staff") regarding the above-referenced filing. For your convenience, we have set forth below the Staff's comment followed by our response.
Form 8-K Filed July 30, 2019
Exhibit 99.1, page 1

1.
We reviewed your response to the prior comment in our letter dated July 30, 2019 and note your proposed disclosures related to Adjusted net revenue plus network fees. Please revise this measure in future filings to exclude the adjustment for “network fees.” The measure does not conform to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations. The term “revenue” should not be used when discussing this measure on a gross basis.

Response:
The Company acknowledges the Staff’s comment. In future filings we will revise this measure to exclude the adjustment for “network fees”. In addition, any reference to this metric in the future will not include the term “revenue” as a descriptor.

Service. Driven. Commerce

Should you or any member of your team have any further questions or need any additional information, please contact me at (770) 829-8256.

Sincerely,

/s/ David L. Green
David L. Green
Executive Vice President, General Counsel and Corporate Secretary

Service. Driven. Commerce